UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Hickok Incorporated

(Name of Issuer)

 Class A Common Stock, $1.00 par value

 (Title of Class of Securities)

428839 10 4

(CUSIP Number)

Laura C. Murphy
6550 Rock Spring Drive
Suite 600
Bethesda, MD 20817
(301) 897-9700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 1988

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428839 10 4	Schedule 13D	Page 2 of 18 Pages

1.	Names of Reporting Persons Calvin S. Koonce I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With ______________	7.	Sole Voting Power: 29,848
	8.	Shared Voting Power: 131,800
	9.	Sole Dispositive Power: 29,848
	10.	Shared Dispositive Power: 131,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,648
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5 Note (1).
13.	Percent of Class Represented by Amount in Row (11) 21.4%
14.	Type of Reporting Person IN, HC

CUSIP No. 428839 10 4	Schedule 13D	Page 3 of 18 Pages

1.	Names of Reporting Persons Franklin S. Koonce I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With ______________	7.	Sole Voting Power: 2,005
	8.	Shared Voting Power: 130,850
	9.	Sole Dispositive Power: 2,005
	10.	Shared Dispositive Power: 130,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5 Note (1).
13.	Percent of Class Represented by Amount in Row (11) 17.6%
14.	Type of Reporting Person IN, HC

CUSIP No. 428839 10 4	Schedule 13D	Page 4 of 18 Pages

1.	Names of Reporting Persons Koonce Securities Inc. I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Maryland
Number of Shares Beneficially Owned by Each Reporting Person With ______________	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 58,804
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 58,804
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,804
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5 Note (1).
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person BD

CUSIP No. 428839 10 4	Schedule 13D	Page 5 of 18 Pages

1.	Names of Reporting Persons Montgomery Investment Management Inc. I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With ______________	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 71,996
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 71,996
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,996
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5 Note (1).
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person IA

CUSIP No. 428839 10 4	Schedule 13D	Page 6 of 18 Pages

1.	Names of Reporting Persons Martin F. Oppenheimer I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With ______________	7.	Sole Voting Power: 865
	8.	Shared Voting Power: 71,996
	9.	Sole Dispositive Power: 865
	10.	Shared Dispositive Power: 71,996
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,861
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 5 Note (1).
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 7 of 18 Pages

Item 1.	Security and Issuer
This Initial Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Class A Common Stock, $1.00 par value (the "Common Stock"), of Hickok Incorporated (the "Issuer"). The address of the Issuer's principal executive offices is 10514 Dupont Avenue, Cleveland, Ohio 44108. This statement of beneficial ownership replaces statements of beneficial ownership previously filed by one or more the Reporting Persons.

Item 2.	Identity and Background
(a), (b),(c) and (f). This Statement is filed on behalf of Calvin S. Koonce, Franklin S. Koonce, Koonce Securities Inc. (“KSI”), Montgomery Investment Management, Inc. (“MIM”) and Martin F. Oppenheimer (together, the “Reporting Persons”).

Mr. Calvin S. Koonce is a United States citizen whose principal occupation is serving as the Chairman of KSI and Managing Director of MIM. Mr. Franklin S. Koonce is a United States citizen whose principal occupation is serving as President of KSI and Managing Director of MIM. KSI, a Maryland corporation, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. MIM, a Maryland corporation, is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Mr. Oppenheimer is a United States citizen whose principal occupation is serving as a Managing Director of MIM and a general securities representative of KSI.

The address of each of the Reporting Persons is 6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of KSI and MIM included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). The Reporting Persons, and to the best knowledge of the Reporting Persons, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 8 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 29,600 shares of the Common Stock held by Calvin S. Koonce is $19,806 (including brokerage fees and expenses). All of the shares of Common Stock held by Calvin S. Koonce were paid for using his personal funds.

The aggregate purchase price of the 2,005 shares of the Common Stock held by Franklin S. Koonce is $7,185.96 (including brokerage fees and expenses). All of the shares of Common Stock held by Franklin S. Koonce were paid for using his personal funds.

The aggregate purchase price of the 59,854 shares of the Common Stock held by the discretionary customers of KSI and held in KSI’s trading account is $605,298.50 (including brokerage fees and expenses). All of the shares of Common Stock held by KSI on behalf of its discretionary customers were paid for using their personal funds and the shares held in KSI’s trading account was paid for with KSI’s working capital.

The aggregate purchase price of the 71,996 shares of the Common Stock held by advisory clients of MIM is $382,932 (including brokerage fees and expenses). All of the shares of Common Stock held by MIM on behalf of its advisory clients were paid for using their personal funds.

The aggregate purchase price of the 865 shares of the Common Stock held by Mr. Oppenheimer is $5,954.96 (including brokerage fees and expenses). All of the shares of Common Stock held by Mr. Oppenheimer were paid for using his personal funds.

Item 4.	Purpose of Transaction
(a)-(j). The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect, except that the Common Stock acquired by KSI in its trading account was acquired for market making purposes. The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

Each of the Reporting Persons may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer regarding financial performance and operations of the Issuer.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 9 of 18 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of March 23, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a “group” (see Note 1 below), is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Calvin S. Koonce (1)(2)(3)(4)	161,648	29,848	131,800	21.37%
Franklin S. Koonce (1)(2)(3)(5)	132,855	2005	130,850	17.56%
KSI (1)(2)	58,804	0	58,804	7.77%
MIM (1)(3)	71,996	0	71,996	9.52%
Martin F. Oppenheimer (3)(6)	72,861	865	71,996	9.63%

* Based on 756,379 shares of Class A Common Stock, $1.00 par value, outstanding as of December 6, 2006, as disclosed in the Issuer's Annual Report on Form 10-KSB, for the year ended September 30, 2006.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person referenced herein. Each of the Reporting Persons disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any other Reporting Person or any other person.

(2) KSI does not have the power to power to dispose or to direct the disposition of, or vote or direct the vote, of any shares of Common Stock held in its discretionary accounts. Mr. Calvin S. Koonce shares with the individual account holders the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 1,000 shares beneficially owned by KSI. Mr. Franklin S. Koonce shares with the individual account holders the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 50 shares beneficially owned by KSI. The shares beneficially owned by KSI includes 58,804 owned in KSI’s trading account for its market making activities.

(3) Each of Messrs. Calvin Koonce, Franklin Koonce and Oppenheimer share with MIM the power to vote or direct the vote, and share the power to dispose or to direct the disposition of the 71,996 shares beneficially owned by the advisory clients of MIM who have granted to MIM investment discretion.

(4) Includes 248 shares owned by Calvin Koonce’s wife. Mr. Koonce disclaims beneficial ownership of the shares owned by his wife.

(5) Includes 900 shares owned by Franklin Koonce’s wife and children. Mr. Koonce disclaims beneficial ownership of the shares owned by his spouse and children.

(6) Includes 340 shares owned by Mr. Oppenheimer’s wife and child. Mr. Oppenheimer disclaims beneficial ownership of the shares owned by his wife and child.

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 10 of 18 Pages

(c)
Set forth on Schedule B is a list of all the transactions in the Issuer's Common Stock since July 22, 1988 by the Reporting Persons other than trades made by KSI as a market maker. All such transactions were made in the open market.

(d)
No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of March 23, 2007 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission, the Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents is filed herewith:

1.     Joint Filing Agreement dated March 23, 2007 by and Calvin S. Koonce, Franklin S. Koonce, Koonce Securities Inc., Montgomery Investment Management, Inc. and Martin F. Oppenheimer.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 11 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

	/s/ Calvin S. Koonce		/s/ Franklin S. Koonce
	Calvin S. Koonce		Franklin S. Koonce

Koonce Securities Inc.		Montgomery Investment Management, Inc.

By:	/s/ Franklin S. Koonce	By:	/s/ Calvin S. Koonce
	Name: Franklin S. Koonce		Name: Calvin S. Koonce
	Title: President		Title: Managing Director

/s/ Martin F. Oppenheimer
Martin F. Oppenheimer

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 12 of 18 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.

Koonce Securities Inc.

Name:	Calvin S. Koonce
(Chairman)
Citizenship	U.S.A.
Principal Occupation:	Chairman of Koonce Securities Inc. and Managing Director of Montgomery Investment Management Inc.
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Franklin S. Koonce
(President, Director)
Citizenship:	U.S.A.
Principal Occupation:	President of Koonce Securities Inc. and Managing Director of Montgomery Investment Management Inc.
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Laura C. Murphy
(Vice President, Director)
Citizenship	U.S.A.
Principal Occupation:	Vice President of each of Koonce Securities Inc. and Montgomery Investment Management, Inc.
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Janet B. Koonce
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Virginia K. Craig
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	3750 Bobbin Mill Road, Tallahassee, FL 32312-1202

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 13 of 18 Pages

Montgomery Investment Management, Inc.

Name:	Calvin S. Koonce
(Managing Director)
Citizenship	U.S.A.
Principal Occupation:	Chairman of Koonce Securities Inc. and Managing Director of Montgomery Investment Management Inc.
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Franklin S. Koonce
(Managing Director)
Citizenship:	U.S.A.
Principal Occupation:	President of Koonce Securities Inc. and Managing Director of Montgomery Investment Management Inc.
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Laura C. Murphy
(Vice President, Director)
Citizenship	U.S.A.
Principal Occupation:	Vice President of each of Koonce Securities Inc. and Montgomery Investment Management, Inc.
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Janet B. Koonce
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	6550 Rock Spring Drive, Suite 600, Bethesda, MD 20817

Name:	Virginia K. Craig
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	3750 Bobbin Mill Road, Tallahassee, FL 32312-1202

Name:	Samuel S.D. Marsh
(Director)
Citizenship	U.S.A.
Principal Occupation:	Attorney with Furey, Doolan & Abell, LLP
Business Address:	8401 Connecticut Avenue, Suite 1100, Chevy Chase, Maryland 20815

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SCHEDULE 13D
CUSIP No. 428839 10 4	Page 14 of 18 Pages

Schedule B

Transactions in Shares

Party	Date of Transaction	Number of Shares of the Common Stock	Buy/Sell/Other Transaction	Price Per Share

MIM discretionary	9/20/1988	2000	Bought	$1.785
MIM discretionary	9/23/1988	1000	Bought	$1.785
KSI discretionary	4/14/1989	200	Bought	$2.750
KSI discretionary	6/5/1989	2000	Transfer In	X
MIM discretionary	10/27/1989	3000	Bought	$2.663
MIM discretionary	11/13/1989	2000	Bought	$2.667
MIM discretionary	7/16/1991	1000	Bought	$4.684
KSI discretionary	8/22/1991	100	Bought	$4.875
KSI discretionary	11/24/1992	400	Sold	$7.250
Martin Oppenheimer	11/24/1992	30	Sold	$7.250
Martin Oppenheimer	11/24/1992	30	Sold	$7.250
MIM discretionary	7/26/1993	1200	Bought	$7.951
KSI discretionary	8/5/1993	400	Bought	$8.250
KSI discretionary	1/12/1994	1000	Bought	$10.500
KSI discretionary	2/8/1994	300	Bought	$12.250
MIM discretionary	3/31/1994	800	Bought	$11.601
KSI discretionary	4/20/1994	600	Bought	$12.375
KSI discretionary	12/5/1994	600	Bought	$16.250
MIM discretionary	1/3/1995	6600	Transfer In	X
MIM discretionary	2/17/1995	8000	Transfer In	X
MIM discretionary	3/9/1995	800	Bought	$16.625
MIM discretionary	5/9/1995	1000	Bought	$19.136
MIM discretionary	6/6/1995	500	Bought	$19.185
MIM discretionary	6/6/1995	600	Bought	$19.173
MIM discretionary	8/4/1995	200	Sold	$21.378
MIM discretionary	8/11/1995	100	Sold	$21.458
MIM discretionary	9/15/1995	300	Bought	$21.765
KSI discretionary	12/8/1995	500	Bought	$19.000
MIM discretionary	4/11/1996	100	Bought	$15.984
MIM discretionary	4/11/1996	400	Bought	$15.724
MIM discretionary	5/17/1996	400	Bought	$14.217
KSI discretionary	5/22/1996	500	Bought	$15.000
MIM discretionary	8/9/1996	8000	Transfer In	X
MIM discretionary	9/13/1996	400	Bought	$12.709
Calvin S. Koonce	12/26/1996	2105	Disp. By Gift	X
Franklin S. Koonce	12/26/1996	2105	Acq. By gift	X
KSI discretionary	1/16/1997	1000	Bought	$10.500
MIM discretionary	2/7/1997	590	Bought	$9.413

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 15 of 18 Pages

MIM discretionary	2/11/1997	685	Bought	$9.395
MIM discretionary	2/14/1997	225	Bought	$9.550
Martin Oppenheimer	3/4/1997	400	Bought	$8.000
Martin Oppenheimer	4/29/1997	300	Bought	$12.250
Martin Oppenheimer	11/18/1997	175	Sold	$8.500
KSI discretionary	4/29/1998	400	Bought	$12.750
KSI discretionary	8/3/1999	400	Sold	$7.375
MIM discretionary	10/6/1999	8000	Transfer In	X
KSI discretionary	3/15/2000	1000	Transfer Out	X
MIM discretionary	4/27/2000	1200	Sold	$6.250
KSI discretionary	11/27/2000	1400	Sold	$3.875
MIM discretionary	12/21/2000	200	Sold	$3.214
KSI discretionary	12/28/2000	1400	Bought	$3.813
MIM discretionary	12/29/2000	1300	Sold	$2.985
MIM discretionary	7/5/2001	1800	Sold	$3.406
MIM discretionary	7/5/2001	1800	Bought	$3.544
MIM discretionary	12/10/2001	500	Sold	$2.396
MIM discretionary	12/14/2001	1200	Sold	$2.819
MIM discretionary	7/3/2002	1800	Sold	$3.131
MIM discretionary	7/3/2002	1200	Sold	$3.029
KSI discretionary	8/15/2002	400	Sold	$3.850
MIM discretionary	7/19/2002	4700	Transfer In	X
MIM discretionary	3/9/2004	5000	Transfer In	X
Calvin S. Koonce	8/11/2004	100	Bought	$4.500
Calvin S. Koonce	8/11/2004	100	Bought	$4.500
Calvin S. Koonce	8/11/2004	495	Disp. By Gift	X
Franklin S. Koonce	8/11/2004	2000	Sold	$3.600
Franklin S. Koonce*	8/11/2004	600	Bought	$3.600
Franklin S. Koonce*	8/11/2004	100	Bought	$3.600
Franklin S. Koonce*	8/11/2004	300	Bought	$3.600
Franklin S. Koonce*	8/11/2004	200	Bought	$3.600
Franklin S. Koonce*	8/11/2004	200	Bought	$3.600
Franklin S. Koonce*	8/11/2004	500	Bought	$3.600
Calvin S. Koonce**	8/12/2004	99	Acq. By gift	X
Calvin S. Koonce**	8/12/2004	99	Bought	$5.300
MIM discretionary	9/2/2004	594	Sold	$4.695
Franklin S. Koonce	11/3/2004	100	Bought	$5.500
Franklin S. Koonce	11/3/2004	100	Sold	$5.500
MIM discretionary	12/29/2004	400	Transfer In	X
MIM discretionary	4/28/2005	2000	Transfer In	X
MIM discretionary	5/6/2005	2730	Transfer In	X
MIM discretionary	5/16/2005	1000	Transfer In	X
MIM discretionary	5/16/2005	2600	Transfer In	X
KSI discretionary	5/20/2005	200	Transfer Out	X
MIM discretionary	5/20/2005	200	Transfer In	X
MIM discretionary	5/23/2005	3060	Transfer In	X
KSI discretionary	5/23/2005	3000	Transfer Out	X

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 16 of 18 Pages

MIM discretionary	5/23/2005	3000	Transfer In	X
MIM discretionary	5/25/2005	2800	Transfer In	X
MIM discretionary	5/25/2005	500	Transfer In	X
MIM discretionary	6/1/2005	3000	Transfer In	X
MIM discretionary	6/8/2005	400	Transfer In	X
Calvin S. Koonce**	6/29/2005	50	Acq. By gift	X
MIM discretionary	8/17/2005	500	Transfer In	X
MIM discretionary	9/2/2005	200	Transfer In	X
KSI discretionary	11/6/2005	50	Transfer In	X
MIM discretionary	12/19/2005	1000	Transfer In	X
MIM discretionary	2/13/2006	500	Transfer In	X
MIM discretionary	3/28/2006	200	Transfer In	X
MIM discretionary	4/4/2006	200	Transfer In	X
MIM discretionary	5/1/2006	400	Transfer In	X
MIM discretionary	9/12/2006	2600	Sold	$5.699
MIM discretionary	9/22/2006	900	Transfer In	X
KSI discretionary	12/20/2006	1200	Sold	$6.700
*Acquisition by wife and/or minor children of Franklin S. Koonce.
**Acquisition by wife of Calvin S. Koonce.

Transactions have been adjusted for a 2-for-1 stock split on 4/11/95. Transfer in and transfer out mean the acquisition or the revocation by a client of dispositive and/or voting power without a purchase or sale.

SCHEDULE 13D
CUSIP No. 428839 10 4	Page 17 of 18 Pages

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page

(1)	Joint Filing Agreement dated March 23, 2007 by and Calvin S. Koonce, Franklin S. Koonce, Koonce Securities Inc., Montgomery Investment Management, Inc. and Martin F. Oppenheimer.	Page 18

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SCHEDULE 13D
CUSIP No. 428839 10 4	Page 18 of 18 Pages

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree that the Schedule 13D filed herewith (including amendments thereto) relating to the Class A Common Stock, $1.00 par value, of Hickok Incorporated is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date: March 23, 2007

/s/ Calvin S. Koonce		/s/ Franklin S. Koonce
Calvin S. Koonce		Franklin S. Koonce

Koonce Securities Inc.		Montgomery Investment Management, Inc.

/s/ Franklin S. Koonce	By:	/s/ Calvin S. Koonce
Name: Franklin S. Koonce		Name: Calvin S. Koonce
Title: President		Title: Managing Director

/s/ Martin F. Oppenheimer
Martin F. Oppenheimer